March 7, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ibolya Ignat / Ms. Angela Connell

Re:	Impact BioMedical, INC.
Impact BioMedical, INC. Form 10-K for the fiscal year ended December 31, 2023 Filed February 20, 2024 Form 10-Q for the quarter ended
File No. 001-42212

Dear Ms. Ignat and Ms. Connell:

On behalf of Impact BioMedical, INC. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 6, 2025, with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form 10-K a the Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Notes to the Consolidated Financial Statements

Note 7. Note payable, related party, page 12

1. We note your response to prior comment one. Your response does not address our request for an analysis under ASC 470-50-40. Accordingly, we reissue this part of our comment. Specifically, please provide a robust analysis which explains how you evaluated the terms of the Second Amended and Restated Promissory Note, which was effective September 16, 2024, to determine if the modification resulted in substantially different terms which would result in extinguishment accounting. Refer to ASC 470-50-40-6 through 40-16.

Response: In response to the Staff’s first question regarding Note 7 within the September 30, 2024, financial statements of the Company, the Company respectfully advises the Staff to please see attached the memo written to support the accounting treatment, annexed hereto as Exhibit A.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

2. In your response, you indicate that the instrument would not be considered freestanding and therefore not accounted for under ASC 480. By “instrument”, it appears that you are referring to the option to settle your repayment obligation by issuing shares, which you have referred to as a conversion option. It is unclear to us why your Note payable, related party, in its entirety, would not be considered a freestanding financial instrument under ASC 480. Please advise. Please also explain your consideration of ASC 480-10-25-14(a) which requires liability classification for an obligation to issue a variable number of shares provided that, at inception, the monetary value of the obligation is based solely or predominantly on a fixed dollar amount. In this regard, we note that the September 2024 amendment to the Promissory Note stipulates that any stock issued as payment under the Note should be based on a conversion ratio of $3 per share during the first 12-month period and based on a 10-day volume-weighted average price (VWAP) thereafter. The amount of shares to be issued to settle your repayment obligation would appear to vary after month 12 based on the volume-weighted average price of the company’s shares.

Response: In response to the Staff’s second question regarding Note 7 within the September 30, 2024, financial statements of the Company, the Company respectfully advises the Staff to please see attached the memo written to support the accounting treatment, annexed hereto as Exhibit B.

3. In the event that you continue to believe that your Note payable, related party is not required to be accounted for as a liability at fair value under ASC 480 but that such note will be remeasured at fair value pursuant to the election under ASC 815-15-25-4, please revise to provide the disclosures required by ASC 825-10-50-28 through 50-32. Provide us with a draft of your intended disclosure revisions.

Response: In response to the Staff’s third question regarding Note 7 within the September 30, 2024, financial statements of the Company, the Company respectfully advises the Staff that the Company agrees with that the note should be accounted for under ASC 480 at fair value (see memo at Exhibit B). Please see comments to question 4 below for further discussion.

4. As a related matter, you indicate in your response that the disclosure in your Form 10- Q incorrectly describes your accounting for your Note payable, related party and the related embedded derivative, but that this error does not impact the amount reported in your financial statements. Please address the following:

●	Confirm whether you plan to amend your September 30, 2024 Form 10-Q to correct such disclosures.

○	Response: In response to the Staff’s fourth question, first bullet regarding Note 7 within the September 30, 2024, financial statements of the Company, Management does believe that the transaction is accurately accounted for within the Condensed Consolidated Balance Sheet, Condensed Consolidated Statement of Operations and Condensed Consolidated Statement of Cash Flows. However, upon further review of this disclosure, which illustrates a bifurcation of the embedded derivative, Management has determined that what was disclosed does not adequately depict the accounting treatment of the Note payable, related party. Although the disclosure in Note 7 does not adequately depict the accounting treatment, no restatement is deemed needed for the period ended September 30, 2024.

●	Provide us with a draft of the disclosures you intend to revise as it relates to the accounting for you Note payable, related party and the classification of the associated gain in your Statement of Operations.

○	Response: In response to the Staff’s fourth question, second bullet regarding Note 7 within the September 30, 2024, financial statements of the Company, please see Exhibit C for the footnote disclosure to be utilized within the December 31, 2024 10-K filing. Further, this Note will be identified as a Level 2 financial instrument within the Footnote 3 – Financial Instruments.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

●	More clearly explain to us why the fair value of your Note payable, related party decreased from $12 million at December 31, 2023 to $8 million at September 30, 2024 and what contributed to the gain of $5.7 million recognized in your Statement of Operations. In this regard, it appears that the outstanding principal balance as of September 30, 2024 s $12.9 million.

○	Response: In response to the Staff’s fourth question, third bullet regarding Note 7 within the September 30, 2024, financial statements of the note in question at December 31, 2023 did not contain and optional repayment method via Company shares. The 2nd amendment to this note introduced this feature thus requiring a fair value analysis under ASC 825 to be performed, resulting in the gain recognized in the Statement of Operations.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (212) 930-9700.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Exhibit A

MEMORANDUM

To:	Accounting files

From:	Todd D. Macko, CFO

Date:	December 31, 2024

CC:	Grassi

Subject:	Evaluation of Impact/DSS Loan Amendment Under ASC 470-50-40

Background

On January 18, 2024, the Company entered into a loan agreement with the following key terms:

Original Loan

●	Start Date: January 18, 2024
●	Maturity Date: September 30, 2030
●	Interest Rate: WSJ Prime + 0.5%
●	Payment Frequency: Monthly
●	Payment Terms: Interest-only payments through February 2026; principal and interest of $126,381 thereafter
●	On-Demand Feature: Yes
●	Payment Calculation: Cash
●	Prepayment: Allowed with no penalty

On September 16, 2024 this loan was amended to include the following key terms:

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Amended Loan

●	Start Date: September 16, 2024
●	Maturity Date: September 30, 2030
●	Interest Rate: WSJ Prime + 0.5%
●	Payment Frequency: Quarterly
●	Payment Terms: Interest-only payments beginning December 31, 2024; principal and interest of $126,381 beginning October 2027
●	On-Demand Feature: Yes, beginning September 2026
●	Payment Calculation: Cash; optional stock payment at $3 per share for first 12 months and then 10-day VWAP until maturity
●	Prepayment: Allowed with no penalty
●	Principal Increase: Due to additional borrowings

Accounting Analysis Under ASC 470-50-40

ASC 470-50-40 provides guidance on debt modifications and extinguishments. Specifically, ASC 470-50-40-6 through ASC 470-50-40-16 outlines the criteria for determining whether a debt restructuring should be treated as an extinguishment or a modification.

According to ASC 470-50-40-6, a debtor should evaluate whether the terms of the amended debt are substantially different from the original terms. The assessment includes:

1.	Present Value Test (ASC 470-50-40-10): A modification is considered an extinguishment if the present value of the cash flows under the new terms differs by at least 10% from the original debt. This test involves discounting the cash flows of both the original and amended debt using the effective interest rate of the original debt.

2.	Lender Relationship (ASC 470-50-40-6): If the amendment does not involve a change in lender or a legal defeasance of the original debt, it is more likely to be considered a modification.

3.	Changes in Payment Terms (ASC 470-50-40-8): Significant changes in payment structure, including the timing of payments, extension of maturity, and introduction of new payment mechanisms, may indicate an extinguishment.

4.	Additional Borrowings (ASC 470-50-40-15 and ASC 470-50-40-16): If additional borrowings occur alongside modifications, the increase in principal is evaluated separately from the modification assessment. The incremental borrowings are treated as a new debt instrument.

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Application to the Loan Amendment

1.	Present Value Test (ASC 470-50-40-10): The core financial terms of the loan remain consistent, with the interest rate staying at WSJ Prime + 0.5%. The shift from monthly to quarterly payments and changes in the interest-only period do not result in a substantial change in the overall present value of cash flows exceeding the 10% threshold.

2.	Lender Relationship (ASC 470-50-40-6): The lender remains the same, and there is no transfer of debt to a different creditor, supporting modification accounting.

3.	Changes in Payment Structure (ASC 470-50-40-8): While payment frequency has changed, the overall economic structure of the loan is retained. The modification extends the interest-only period and changes payment timing but does not fundamentally alter the borrower’s obligations.

4.	Principal Increase (ASC 470-50-40-15 and ASC 470-50-40-16): The increase in principal is attributable to additional borrowings rather than a fundamental change in terms. As per the guidance, these additional borrowings should be accounted for as a separate debt issuance rather than as part of the modification analysis.

Conclusion

Based on the analysis under ASC 470-50-40-6 through ASC 470-50-40-16, the loan amendment should be accounted for as a modification rather than an extinguishment. The primary factors supporting this conclusion are:

●	The present value of cash flows does not exceed the 10% threshold under ASC 470-50-40-10.
●	The lender remains the same under ASC 470-50-40-6.
●	The changes in payment structure under ASC 470-50-40-8 do not result in a fundamental restructuring of the debt.
●	The principal increase is due to additional borrowings, which are accounted for separately under ASC 470-50-40-15 and ASC 470-50-40-16.

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Exhibit B

MEMORANDUM

To:	Accounting files

From:	Todd D. Macko, CFO

Date:	March 6, 2025

CC:	Grassi

Subject:	Evaluation of Impact/DSS Loan Amendment Under ASC 480 and ASC 815

Conclusion on ASC 480 vs. ASC 815 (with Non-Mandatory Stock Payment):

Given that repayment in stock is not mandatory in this loan agreement and considering the specifics of the payment options and the conversion features, the loan would be accounted for under ASC 480 (Distinguishing Liabilities from Equity), rather than ASC 815 (Derivatives and Hedging). Further,

ASC 480 - Distinguishing Liabilities from Equity:

1.	Liability Classification: The loan is primarily a debt instrument, as it includes a clear repayment schedule with interest payments based on the WSJ Prime Rate (which adjusts periodically). The Company (“Borrower”) has an obligation to repay the principal and interest, even if there is an option to settle in stock. Under ASC 480-10-25-14 (Distinguishing Liabilities from Equity), the standard provides that a financial instrument should be classified as liability if there is an obligation to transfer cash or other financial assets. In relation to ASC 480-10-25-14 (a), which requires liability classification for an obligation to issue a variable number of shares provided that, at inception, the monetary value of the obligation is based solely or predominantly on a fixed dollar amount, we note that the first 12 months has a fixed $3 per share optional repayment method, however the Company deems this period to be insignificant and also covers interest only repayments, while the remaining period is to utilize a 10 day VWAP calculation until maturity introducing variability of shares into the repayment of the note. Regarding ASC 480-10-25-14 (b) and (c), the only variation to this optional repayment via Company shares is the fair value to the Company’s share price.

2.	Non-Mandatory Stock Payment: Since repayment in stock is optional and not a requirement, this prevents the instrument from being treated as equity. According to ASC 480-10-25-14, the mere presence of an equity settlement option does not change the liability classification. The non-mandatory option to settle in stock does not change the liability classification because the primary settlement method remains cash.

ASC 815 - Derivatives and Hedging:

1.	No Derivative Instrument: ASC 815 applies to derivatives—financial instruments whose value is derived from underlying assets or indices, such as options or futures contracts. To determine whether ASC 815 applies, we refer to ASC 815-15-25-1 (Embedded Derivatives), which provides guidance on evaluating whether a financial instrument contains an embedded derivative. Under ASC 815-15-25-1, an embedded derivative requires separate accounting if the embedded feature is not closely related to the host contract.

 In this case:

○	The stock conversion feature is closely related to the host debt contract because it offers an alternative settlement method (stock) for the debt rather than creating a separate instrument that derives its value independently. Therefore, the conversion feature does not meet the criteria for an embedded derivative under ASC 815-15-25-1. As the note failed step A, steps B (the hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur), and C (a separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Subtopic 815-10) were not tested.

○	Since the feature does not meet the definition of an embedded derivative, the loan does not qualify for derivative accounting under ASC 815.

2.	Equity Conversion Feature: Since repayment in stock is non-mandatory, the conversion feature is not viewed as a derivative. ASC 815-15-25-1 specifies that an embedded derivative should be separated from the host contract if it is not closely related to the underlying debt agreement. The stock conversion feature is an embedded feature that is directly tied to the debt agreement and allows for stock payments as an alternative to cash payments. As such, it remains closely related to the debt and is not separated for accounting purposes under ASC 815.

 Conclusion:

Since repayment in stock is not mandatory, the loan agreement should be accounted for under ASC 480 as a liability. The fixed $3 per share optional repayment method for the first 12 months could lend to accounting under ASC 815, however the Company deems this period to be immaterial in light of the fact that the remaining period is to utilize a 10-VWAP period until maturity introducing variability into the repayment of the note. The non-mandatory stock payment provision means the loan is primarily a debt obligation, and the stock payment is viewed as a secondary, optional settlement feature, not affecting the liability classification under ASC 480.

In addition to accounting for this note under ASC 480, the Company elected to adopting the fair value option under ASC 825-10 and measured the liability at fair value, which would be influenced by interest rate adjustments and the value of the Company’s stock. However, this would not convert the loan into an equity instrument, as the loan remains a liability with an optional equity settlement.

Exhibit C

On December 31, 2020, and later amended, the Company executed a Revolving Promissory Note (“Note”) with DSS, a related party, which accrues interest at a rate of 4.25% and is due in full at the maturity date of September 30, 2030. The Note was further amended on July 24, 2024 with an effective date of September 16, 2024 to i) allow the Company to pay certain principal and/or interest payments owing under the repayment terms in an exchange for potential of equity in the Company, ii) change the quarterly interest due dates to the last day of each calendar quarter (i.e. December 31, March 31, June 30 and September 30), iii) to adjust the On Demand feature so that it starts after the 24th month, iv) continue the planned repayment program commencing on the 37th month and on the last day of each month thereafter through August 31, 2030 to pay a fixed monthly payment of $126,381, v) to continue the scheduled maturity date of September 30, 2030, and vi) adjusts the interest rate to be the WSJ Prime Rate plus 0.50%. As of December 31, 2024 and December 31, 2023 the outstanding balance, inclusive of interest was $8,878,000 (net of change in fair value of the Note of $5,068,000) and $12,074,000, respectively. The $8,878,000 is recorded in Note payable, related party at December 31, 2024. The $12,074,000 at December 31, 2023 is included in Current portion of note payable, related party.

The Company accounts for this Note as a liability under ASC 480, Distinguishing Liabilities form Equity (“ASC 480”). In accordance with ASC 825-10, the carrying value of the Note will be recorded at fair value and will be remeasured at each reporting period with the changes in fair value recognized in earnings.

We considered various valuation methodologies in our analysis of the embedded derivative. Valuation methodologies can generally be aggregated into the following three approaches: the Market Approach, the Income Approach, and the Cost Approach. Based on our analysis of the facts and circumstances, in estimating the fair value of the Note payable, related party, we utilized a discounted cash flow method (income approach), in the form of a Monte Carlo simulation of the Company’s stock price and volume weighted average price (“VWAP”) throughout 36-month period from the Effective Date relative to its closing stock price and VWAP as of the Valuation Date, or $2.00 and $2.38, respectively. The simulated analysis estimates the expected note cash flow from the date the first payment is due and until the equity conversion rights expire under the terms of the Note payable, related party based on the following steps:

1)	Developed the Note Payable repayment schedule

2)	Developed the following inputs underlying the simulation analysis

i)	Stock price

ii)	VWAP

3)	Inputs (i) and (ii), were assigned a normal probability distribution, which has a mean of 0 and a standard deviation of 1, and a correlation of .9885 based on analysis of the guideline public companies

4)	Ran a simulation with 25,000 trials for purposes of capturing the key inputs discussed above (i.e., forecasting the stock price and VWAP).

5)	For the period from the 37th payment to maturity date, the DCF Method includes the remaining payments required to be made in cash.

6)	Captured the results of the simulation and concluded based on the simulation results